UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

FORM 6-K
________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 30, 2015
________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial statement for 2014

30 January 2015

Novo Nordisk increased operating profit in local currencies by 13% in 2014
Sales growth of 8% in local currencies driven by growth in sales of Levemir® and Victoza®

Sales increased by 8% in local currencies and by 6% in Danish kroner to 88.8 billion.
●	Sales of modern and new-generation insulin increased by 12% (10% in Danish kroner).
●	Sales of Victoza® increased by 16% (15% in Danish kroner).
●	Sales in North America increased by 11% (11% in Danish kroner).
●	Sales in International Operations increased by 14% (4% in Danish kroner).
●	Sales in Region China increased by 13% (13% in Danish kroner).

Gross margin improved by 0.5 percentage point in Danish kroner to 83.6% driven by a favourable price development and a positive impact from product mix.

Operating profit increased by 13% in local currencies and by 10% in Danish kroner to DKK 34.5 billion.

Net profit increased by 5% to DKK 26.5 billion. Diluted earnings per share increased by 8% to DKK 10.07.

The roll-out of Tresiba® continues. In Japan, Tresiba® has now captured 26% of the basal insulin market measured in monthly value market share since its launch in March 2013.

In December 2014, the US Food and Drug Administration (FDA) approved Saxenda® (liraglutide 3 mg), the first once-daily human glucagon-like peptide-1 (GLP-1) analogue for the treatment of obesity.

For 2015, sales growth is expected to be 6–9% and operating profit growth is expected at around 10%, both measured in local currencies. Reflecting the appreciation of key invoicing currencies and the related currency hedging effects, operating profit as reported is expected to grow by around 29%, whereas pre-tax profit is expected to grow approximately 16%.

At the Annual General Meeting on 19 March 2015, the Board of Directors will propose an 11% increase in dividend to DKK 5.00 per share of DKK 0.20. The Board of Directors has furthermore decided to initiate a new 12-months share repurchase programme of up to DKK 15 billion.

Lars Rebien Sørensen, president and CEO: “We are pleased with Novo Nordisk’s financial performance in 2014; a more challenging year than usual. Levemir® and Victoza® drove most of our sales growth, and our new long-acting insulin Tresiba® continues to perform well. 2015 will be an important year for us with the first launches of Saxenda® and Xultophy® as well as significant results from our late-stage development portfolio.”

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR no: 24 25 67 90

Company announcement No 7 / 2015

Financial statement for 2014

ABOUT NOVO NORDISK
Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 41,000 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on Nasdaq Copenhagen (Novo-B) and its ADRs are listed on the New York Stock Exchange (NVO).

CONFERENCE CALL DETAILS
On 30 January 2015 at 13.00 CET, corresponding to 7.00 am EST, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be available approximately one hour before on the same page.

WEB CAST DETAILS
On 3 February 2015 at 13.30 CET, corresponding to 7.30 am EST, management will give a presentation to institutional investors and sell side-analysts in London. A webcast of the presentation can be followed via a link on novonordisk.com, which can be found under 'Investors – Download centre'. Presentation material for the conference call will be made available on the same page.

FINANCIAL CALENDAR
3 February 2015	PDF version of the Annual Report 2014
4 February 2015	Deadline for the company's receipt of shareholder proposals for the Annual General Meeting 2015
13 February 2015	Printed version of the Annual Report 2014
19 March 2015	Annual General Meeting 2015
30 April 2015	Financial statement for the first three months of 2015
6 August 2015	Financial statement for the first six months of 2015
29 October 2015	Financial statement for the first nine months of 2015
3 February 2016	Financial statement for 2015

CONTACTS FOR FURTHER INFORMATION
Media:
Mike Rulis	+45 3079 3573	mike@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 3079 4303	krop@novonordisk.com
Jannick Lindegaard Denholt	+45 3079 8519	jlis@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Melanie Raouzeos	+45 3075 3479	mrz@novonordisk.com
Frank Daniel Mersebach (US)	+1 609 235 8567	fdni@novonordisk.com

Further information about Novo Nordisk is available on novonordisk.com.

Financial statement for 2014

LIST OF CONTENTS
FINANCIAL PERFORMANCE		4
Consolidated financial statement for 2014		4
Performance versus long-term financial targets		5
Sales development		6
Development in costs and operating profit		10
Net financials and tax		11
Capital expenditure and free cash flow		12
Key developments in the fourth quarter of 2014		12
OUTLOOK		13
RESEARCH & DEVELOPMENT UPDATE		15
Diabetes		15
Obesity		17
Haemophilia		18
Human growth hormone		18
SUSTAINABILITY		19
Highlights from the Consolidated social and environmental statements for 2014		19
Social performance		19
Environmental performance		20
EQUITY		21
CORPORATE GOVERNANCE		22
LEGAL UPDATE		24
MANAGEMENT STATEMENT		26
FINANCIAL INFORMATION		27
Appendix 1:	Quarterly numbers in DKK	27
Appendix 2:	Income statement and statement of comprehensive income	28
Appendix 3:	Balance sheet	29
Appendix 4:	Statement of cash flows	30
Appendix 5:	Statement of changes in equity	31
Appendix 6:	Regional sales split	32
Appendix 7:	Key currency assumptions	33
Appendix 8:	Quarterly numbers in USD (additional information)	34

Financial statement for 2014

FINANCIAL PERFORMANCE

CONSOLIDATED FINANCIAL STATEMENT FOR 2014
The Board of Directors and Executive Management have approved the Annual Report 2014 of Novo Nordisk A/S including the audited consolidated financial statements. The Board of Directors and Executive Management also approved this financial statement containing condensed financial information for 2014. This financial statement is prepared in accordance with the recognition and measurement requirements of the International Financial Reporting Standards (IFRS) as issued by IASB, IFRS as endorsed by the EU and the additional Danish disclosure requirements for listed companies. The accounting policies used in this financial statement are consistent with those used in the audited consolidated financial statements in the Annual Report 2014 as well as those applied in the audited consolidated financial statements in the Annual Report 2013.

PROFIT AND LOSS DKK million	2014	2013	2012	2011	2010	% change 2013 to 2014
Net sales	88,806	83,572	78,026	66,346	60,776	6%

Gross profit	74,244	69,432	64,561	53,757	49,096	7%
Gross margin	83.6%	83.1%	82.7%	81.0%	80.8%

Sales and distribution costs	23,223	23,380	21,544	19,004	18,195	(1%)
Percentage of sales	26.2%	28.0%	27.6%	28.6%	29.9%

Research and development costs	13,762	11,733	10,897	9,628	9,602	17%
Percentage of sales	15.5%	14.0%	14.0%	14.5%	15.8%

Administrative costs	3,537	3,508	3,312	3,245	3,065	1%
Percentage of sales	4.0%	4.2%	4.2%	4.9%	5.0%

Other operating income, net	770	682	666	494	657	13%

Operating profit	34,492	31,493	29,474	22,374	18,891	10%
Operating margin	38.8%	37.7%	37.8%	33.7%	31.1%

Net financials	(396)	1,046	(1,663)	(449)	(605)	N/A

Profit before income taxes	34,096	32,539	27,811	21,925	18,286	5%

Income taxes	7,615	7,355	6,379	4,828	3,883	4%
Effective tax rate	22.3%	22.6%	22.9%	22.0%	21.2%

Net profit	26,481	25,184	21,432	17,097	14,403	5%
Net profit margin	29.8%	30.1%	27.5%	25.8%	23.7%

Financial statement for 2014

CONSOLIDATED FINANCIAL STATEMENT 2014 – CONTINUED

OTHER KEY NUMBERS (Amounts below in DKK million except earnings per share and dividend per share)	2014	2013	2012	2011	2010	% change 2013 to 2014
Depreciation, amortisation and	3,435	2,799	2,693	2,737	2,467	23%
impairment losses 1)
Capital expenditure 2)	3,986	3,207	3,319	3,003	3,308	24%

Net cash generated from operating activities	31,692	25,942	22,214	21,374	19,679	22%
Free cash flow	27,396	22,358	18,645	18,112	17,013	23%

Total assets	77,062	70,337	65,669	64,698	61,402	10%
Equity	40,294	42,569	40,632	37,448	36,965	(5%)
Equity ratio	52.3%	60.5%	61.9%	57.9%	60.2%

Diluted earnings per share / ADR (in DKK)	10.07	9.35	7.77	6.00	4.92	8%
Dividend per share (in DKK) 3)	5.00	4.50	3.60	2.80	2.00	11%

Payout ratio 4)	48.7%	47.1%	45.3%	45.3%	39.6%

1) Hereof impairments of around DKK 480 million related to discontinuation of activities within inflammatory disorders.
2) Investment in tangible assets
3) Proposed dividend for the financial year 2014.
4) Proposed dividend for the year as a percentage of net profit.

PERFORMANCE VERSUS LONG-TERM FINANCIAL TARGETS

PERFORMANCE AGAINST LONG-TERM FINANCIAL TARGETS	2014	2013	2012	2011	2010	Target
Operating profit growth	9.5%	6.9%	31.7%	18.4%	26.5%	15%
Growth in local currencies	12.7%	14.6%	20.2%	22.1%	16.0%

Operating profit margin	38.8%	37.7%	37.8%	33.7%	31.1%	40%

Operating profit after tax to net operating assets	101.0%	97.2%	99.0%	77.9%	63.6%	125%

Cash to earnings	103.5%	88.8%	87.0%	105.9%	118.1%
Cash to earnings (three-years average)	93.1%	93.9%	103.7%	112.8%	115.6%	90%

Financial statement for 2014

SALES DEVELOPMENT
Sales increased by 8% measured in local currencies and by 6% in Danish kroner. This is in line with the latest guidance of ‘7–9% growth in local currencies’ provided in connection with the quarterly announcement in October 2014. North America was the main contributor with 61% share of growth measured in local currencies, followed by International Operations and Region China. Sales growth was realised within both diabetes care and biopharmaceuticals, with the majority of growth originating from modern insulin and Victoza®. Sales growth has been negatively impacted by around 4 percentage points, primarily due to events in North America, notably the partial loss of reimbursement with a large pharmacy benefit manager, generic competition to Prandin® as well as expanded Medicaid and Medicare Part D utilisation.

The diabetes care segment	Sales 2014 DKK million	Growth as reported	Growth in local currencies	Share of growth in local currencies

New-generation insulin 1)	658	N/A	N/A	8%

- NovoRapid ®	17,449	4%	5%	13%
- NovoMix ®	9,871	1%	4%	6%
- Levemir ®	14,217	23%	25%	42%

Modern insulin	41,537	9%	11%	61%

Human insulin	10,298	(5%)	(3%)	(5%)

Victoza®	13,426	15%	16%	27%

Protein-related products	2,333	(3%)	0%	0%

Oral antidiabetic products	1,728	(23%)	(22%)	(7%)

Diabetes care total	69,980	7%	9%	84%

The biopharmaceuticals segment

NovoSeven®	9,142	(1%)	0%	0%

Norditropin®	6,506	6%	10%	9%

Other products	3,178	16%	17%	7%

Biopharmaceuticals total	18,826	4%	6%	16%

Total sales	88,806	6%	8%	100%

1) Comprises Tresiba® and Ryzodeg®.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from November 2014 and November 2013 provided by the independent data provider IMS Health.

Financial statement for 2014

DIABETES CARE SALES DEVELOPMENT
Sales of diabetes care products increased by 9% measured in local currencies and by 7% in Danish kroner to DKK 69,980 million. Novo Nordisk is the world leader in diabetes care and now holds a global value market share of 27% compared to 28% at the same time last year.

Insulin and protein-related products
Sales of insulin and protein-related products increased by 8% in local currencies and by 6% in Danish kroner to DKK 54,826 million. Measured in local currencies, sales growth was driven by North America, International Operations and Region China. Novo Nordisk is the global leader with 47% of the total insulin market and 46% of the market for modern insulin and new-generation insulin, both measured in volume.

Sales of new-generation insulin reached DKK 658 million compared with DKK 143 million in 2013.

The roll-out of Tresiba® (insulin degludec), the once-daily new-generation insulin with an ultra-long duration of action, continues and the product has now been launched in 23 countries, most recently in Italy. In Japan, where Tresiba® was launched in March 2013 with the same level of reimbursement as insulin glargine, its share of the basal insulin market has grown steadily and Tresiba® has now captured 26% of the basal insulin market measured in monthly value market share. Similarly, Tresiba® has shown solid penetration in other markets with reimbursement at a similar level to insulin glargine, whereas penetration remains modest in markets with restricted market access compared to insulin glargine.

Ryzodeg®, a soluble formulation of insulin degludec and insulin aspart, has in addition to Mexico now also been launched in India. Launch activities in both countries are progressing as planned and early feedback from patients and prescribers is encouraging.

Sales of modern insulin increased by 11% in local currencies and by 9% in Danish kroner to DKK 41,537 million. North America accounted for 63% of the growth, followed by International Operations and Region China. Sales of modern insulin and new-generation insulin now constitute 80% of Novo Nordisk’s sales of insulin.

INSULIN MARKET SHARES (volume, MAT)	Novo Nordisk’s share of total insulin market		Novo Nordisk’s share of the modern insulin and new-generation insulin market

	November	November	November	November
	2014	2013	2014	2013
Global	47%	48%	46%	46%
USA	36%	37%	38%	38%
Europe	48%	49%	48%	49%
International Operations*	55%	55%	52%	53%
China**	58%	59%	64%	64%
Japan	52%	52%	49%	48%

Source: IMS, November 2014 data. *: Data for 13 selected markets representing approximately 70% of Novo Nordisk’s diabetes sales in the region. **: Data for mainland China, excluding Hong Kong and Taiwan.

Financial statement for 2014

North America
Sales of insulin and protein-related products in North America increased by 12% in both local currencies and Danish kroner. Sales growth is primarily driven by a positive contribution from pricing in the US and market share gains for Levemir®. In the US, sales growth is negatively impacted by the partial loss of reimbursement with a large pharmacy benefit manager effective January 2014 as well as expanded Medicaid and Medicare Part D utilisation. 50% of Novo Nordisk’s modern insulin volume in the US is used in the prefilled devices FlexPen® and FlexTouch®.

Europe
Sales of insulin and protein-related products in Europe were unchanged in both local currencies and in Danish kroner. The development reflects a contracting premix insulin segment and declining human insulin sales which are only partly offset by the penetration of Tresiba® and the continued progress of NovoRapid®. Furthermore, sales are affected by a net negative impact from the implementation of pricing reforms in several European countries. The device penetration in Europe remains high with 96% of Novo Nordisk’s insulin volume being used in devices, primarily NovoPen® and FlexPen®.

International Operations
Sales of insulin and protein-related products in International Operations increased by 13% in local currencies and by 3% in Danish kroner reflecting a significant depreciation of key invoicing currencies, primarily the Argentinian peso, the Turkish lira and the Russian rouble against the Danish krone compared to the exchange rates in 2013. The growth in local currencies is driven by all three modern insulins offset by declining human insulin sales partly due to lower tender sales and the continued conversion of the market to modern insulin. Currently, 61% of Novo Nordisk’s insulin volume in the major private markets is used in devices.

Region China
Sales of insulin and protein-related products in Region China increased by 11% in both local currencies and Danish kroner. The sales growth was driven by all three modern insulins while sales of human insulin only grew modestly. Currently, 98% of Novo Nordisk’s insulin volume in China is used in devices, primarily the durable device NovoPen®.

Japan & Korea
Sales of insulin and protein-related products in Japan & Korea decreased by 2% in local currencies and by 9% measured in Danish kroner. The sales development reflects a declining Japanese insulin volume market and challenging underlying market dynamics which are partly offset by the strong uptake of Tresiba®. The device penetration in Japan remains high with 98% of Novo Nordisk’s insulin volume being used in devices, primarily FlexPen® and FlexTouch®.

Victoza® (GLP-1 therapy for type 2 diabetes)
Victoza® sales increased by 16% in local currencies and by 15% in Danish kroner to DKK 13,426 million. Sales growth is driven by North America and reflects a lower GLP-1 volume growth and the impact of the partial loss of reimbursement with a large pharmacy benefit manager in the US. Despite the lower volume growth, the GLP-1

Financial statement for 2014

segment’s value share of the total diabetes care market has increased to 7.0% compared to 6.7% in 2013. Victoza® is market leader in the GLP-1 segment with a 71% value market share, which is comparable to the share in 2013.

GLP-1 MARKET SHARES (value, MAT)	GLP-1 share of total diabetes care market		Victoza® share of GLP-1 market

	November	November	November	November
	2014	2013	2014	2013
Global	7.0%	6.7%	71%	71%
USA	8.4%	8.5%	69%	67%
Europe	8.0%	7.6%	78%	78%
International Operations*	2.3%	2.6%	76%	75%
China**	0.7%	0.6%	58%	70%
Japan	2.1%	2.1%	60%	71%

Source: IMS, November 2014 data. *: Data for 13 selected markets representing approximately 70% of Novo Nordisk’s diabetes sales in the region. **: Data for mainland China, excluding Hong Kong and Taiwan.

North America
Sales of Victoza® in North America increased by 20% in both local currencies and Danish kroner. This reflects a positive impact from pricing and the continued growth of the GLP- 1 class, although at a lower level, which is partly offset by the partial loss of reimbursement with a large pharmacy benefit manager in the US. The GLP-1 class’ value share of the total diabetes care market is 8.4% and its growth continues to be driven by Victoza®. Victoza® is the market leader with a 69% value market share compared to 67% a year ago.

Europe
Sales in Europe increased by 7% in local currencies and by 8% in Danish kroner. Sales growth is primarily driven by Germany and Spain. In Europe, the GLP-1 class’ share of the total diabetes care market in value has increased to 8.0% from 7.6% in 2013; however, the volume growth of the class has decelerated. Victoza® is the GLP-1 market leader with a value market share of 78%.

International Operations
Sales in International Operations increased by 16% in local currencies and by 8% in Danish kroner. Sales growth is primarily driven by a number of countries in the Middle East and South America. The share of the diabetes care market in value for the GLP-1 class has contracted to 2.3% from 2.6% in 2013. This reflects a declining share for the class in Brazil following a strong initial penetration. Victoza® is the GLP-1 market leader across International Operations with a value market share of 76%.

Region China
Sales in Region China increased by 34% in both local currencies and Danish kroner. In China, the GLP-1 class, which represents 0.7% of the total diabetes care market in value, is generally not reimbursed and relatively modest in size. Victoza® holds a GLP-1 value market share of 58%.

Financial statement for 2014

Japan & Korea
Sales in Japan & Korea decreased by 8% in local currencies and by 15% in Danish kroner reflecting competition from tablet-based treatments and competing GLP-1 products. In Japan, the GLP-1 class represents 2.1% of the total diabetes care market value. Victoza® remains the leader in the class with a value market share of 60%.

NovoNorm®/Prandin®/PrandiMet® (oral antidiabetic products)
Sales of oral antidiabetic products decreased by 22% in local currencies and by 23% in Danish kroner to DKK 1,728 million. The negative sales development reflects an impact from generic competition in the US since August 2013.

BIOPHARMACEUTICALS SALES DEVELOPMENT
Sales of biopharmaceutical products increased by 6% measured in local currencies and by 4% in Danish kroner to DKK 18,826 million. Sales growth was primarily driven by North America and International Operations.

NovoSeven® (bleeding disorders therapy)
Sales of NovoSeven® remained unchanged in local currencies and decreased by 1% in Danish kroner to DKK 9,142 million. The stagnant sales development reflects growth in International Operations, which is being offset by lower sales in Europe, Japan and North America. The market for NovoSeven® remains volatile as it depends on the number of critical bleeding episodes and surgical procedures undertaken on haemophilia patients with inhibitors.

Norditropin® (growth hormone therapy)
Sales of Norditropin® increased by 10% in local currencies and by 6% in Danish kroner at DKK 6,506 million. The sales growth is primarily derived from North America and is driven by contractual wins, increased demand driven by the prefilled FlexPro® device as well as the support programmes that Novo Nordisk offers healthcare professionals and patients. Novo Nordisk is the leading company in the global growth hormone market with a 33% market share measured in volume.

Other biopharmaceuticals
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy-related (HRT) products, increased by 17% in local currencies and by 16% in Danish kroner to DKK 3,178 million. Sales growth is primarily driven by a positive impact from pricing of Vagifem® in the US and the launch of NovoEight® in Europe and Japan.

DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold increased by 3% to DKK 14,562 million, resulting in a gross margin of 83.6% compared to 83.1% in 2013. This development reflects an underlying improvement driven by favourable price development in North America and a positive impact from product mix, primarily due to increased sales of modern insulin and Victoza®.

Financial statement for 2014

Sales and distribution costs increased by 1% in local currencies and decreased by 1% in Danish kroner to DKK 23,223 million. The modest increase in costs reflects sales force investments in the US, China and selected countries in International Operations, which is being partly offset by lower promotional spend in the US and Europe.

Research and development costs increased by 18% in local currencies and by 17% in Danish kroner to DKK 13,762 million. The significant increase in costs reflects the progression of the late-stage diabetes care portfolio and the associated increase in headcount as well as the discontinuation of activities within inflammatory disorders announced in September 2014. Within the late-stage diabetes care portfolio, costs are primarily driven by the phase 3a programme SUSTAIN® for the once-weekly GLP-1 analogue semaglutide, clinical trials with Tresiba®, including the cardiovascular outcomes trial DEVOTE, the phase 3a programme onset® for faster-acting insulin aspart as well as the ongoing phase 2 trial for the oral formulation of semaglutide.

Administration costs increased by 2% in local currencies and by 1% in Danish kroner to DKK 3,537 million.

Other operating income (net) was DKK 770 million compared to DKK 682 million in 2013.

Operating profit increased by 10% in Danish kroner to DKK 34,492 million. In local currencies the growth was 13%, which is above the latest guidance for operating profit growth measured in local currencies for 2014 of ‘around 10%’. This primarily reflects lower than expected costs related to promotional spend.

NET FINANCIALS AND TAX
Net financials showed a net loss of DKK 396 million compared to a net income of DKK 1,046 million in 2013. The reported net financial loss in 2014 is larger than the latest guidance of ‘around DKK 150 million’ primarily reflecting significantly higher than expected losses on commercial balances following the depreciation of the Russian rouble during the fourth quarter of 2014 and larger than expected losses on foreign exchange hedging contracts, involving especially the US dollar due to its appreciation versus the Danish krone during the fourth quarter of 2014.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for the Group were hedged, primarily through foreign exchange forward contracts. The foreign exchange result was an expense of DKK 381 million compared to an income of DKK 1,146 million in 2013. This development primarily reflects losses on non-hedged commercial balances, following especially the depreciation of the Russian rouble and the Argentinian peso during 2014. As of 31 December 2014, foreign exchange hedging losses of around DKK 2,200 million have been deferred for recognition in the income statement in 2015.

The effective tax rate for 2014 was 22.3%, which is in line with the latest guidance of a tax rate of ‘around 22–23%’ for the full year 2014.

Financial statement for 2014

CAPITAL EXPENDITURE AND FREE CASH FLOW
In line with previously communicated expectations, net capital expenditure for property, plant and equipment was DKK 4.0 billion compared to DKK 3.2 billion in 2013. Net capital expenditure was primarily related to investments in filling capacity in the US and Russia, expansion of a pilot plant facility, prefilled device production facilities in the US and Denmark as well as additional GLP-1 manufacturing capacity.

Free cash flow was DKK 27.4 billion compared to DKK 22.4 billion in 2013, which is above the latest guidance of ‘around DKK 25 billion’ reflecting the higher than expected operating profit and a favourable contribution from working capital driven by the timing  of payments partly related to US rebates. The increase of 23% compared to 2013 primarily reflects the impact of non-recurring tax payments in 2013 related to transfer pricing disputes and the underlying growth in net profit.

KEY DEVELOPMENTS IN THE FOURTH QUARTER OF 2014
Please refer to appendix 1 for an overview of the quarterly numbers in DKK and appendix 6 for details on sales in the fourth quarter of 2014.

Sales in the fourth quarter of 2014 increased by 10% in local currencies and by 13% in Danish kroner to 24.6 billion compared to the same period in 2013. The growth, which was driven by the three modern insulins and Victoza®, was negatively impacted by around 3 percentage points primarily due to events in North America, notably the partial loss of reimbursement with a large pharmacy benefit manager as well as expanded Medicaid and Medicare Part D utilisation. From a geographic perspective, North America, International Operations and Europe represented the majority of total sales growth in local currencies.

The gross margin was 83.7% in the fourth quarter of 2014 compared to 84.3% in the same period last year. The decrease of 0.6 percentage point reflects a negative productivity impact related to strong performance in the fourth quarter of 2013, asset impairments and the continued roll-out of new and more expensive devices. This negative impact is only partly offset by the positive impact from higher prices in the US, a favourable product mix development and a positive currency impact of 0.5 percentage point.

Sales and distribution costs remained unchanged in local currencies and increased by 3% in Danish kroner in the fourth quarter of 2014 compared to the same period last year.  The stable costs primarily reflect a lower promotional spend in the US and Europe which offset the continued investments in expanded sales forces and marketing investments in China and International Operations.

Research and development costs increased by 6% in local currencies and by 8% in Danish kroner in the fourth quarter of 2014 compared to the same period last year. The cost increase is primarily driven by the continued investments in the key development projects within diabetes.

Financial statement for 2014

Administrative costs decreased by 2% in local currencies and remained unchanged in Danish kroner in the fourth quarter of 2014 compared to the same period last year. This development primarily reflects non-recurring costs in 2013 related to new offices in Denmark which more than offset increased back-office costs in 2014 related to the expansion of the sales organisations in International Operations.

Operating profit increased by 18% in local currencies and by 25% in Danish kroner in the fourth quarter of 2014 compared to the same period last year.

OUTLOOK

OUTLOOK 2015
The current expectations for 2015 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Expectations 30 January 2015

Sales growth
in local currencies	6-9%
as reported	Around 12 percentage points higher

Operating profit growth
in local currencies	Around 10%
as reported	Around 19 percentage points higher

Net financials	Loss of around DKK 5 billion

Effective tax rate	Around 22%

Capital expenditure	Around DKK 5.0 billion

Depreciation, amortisation and impairment losses	Around DKK 3.0 billion

Free cash flow	DKK 29-31 billion

Sales growth for 2015 is expected to be 6–9% measured in local currencies. This reflects expectations for continued robust performance for the portfolio of modern insulin, Victoza® and Tresiba® as well as a modest sales contribution from the launches of Saxenda® and Xultophy®. These sales drivers are expected to be partly countered by an impact from increased rebate levels in the US, intensifying competition within diabetes and biopharmaceuticals as well as macroeconomic conditions in a number of markets in International Operations. Given the current level of exchange rates versus the Danish krone, the reported sales growth is now expected to be around 12 percentage points higher than growth measured in local currencies.

For 2015, operating profit growth is expected to be around 10% measured in local currencies. The expectations for operating profit growth above the level of sales growth reflect expectations for modest growth in selling, distribution and administration costs as well as declining research and development costs reflecting the 2014 cost impact of the decision to discontinue all activities within inflammatory disorders. Given the current level of exchange rates versus the Danish krone, the reported operating profit growth is

Financial statement for 2014

now expected to be around 19 percentage points higher than growth measured in local currencies equivalent to a reported operating profit growth of around 29%.

For 2015, Novo Nordisk expects a net financial loss of around DKK 5 billion. The current expectation primarily reflects losses associated with foreign exchange hedging contracts, particularly following the appreciation of the US dollar versus the Danish krone compared to the average prevailing exchange rates in 2014. As a consequence of these significant hedging losses, the reported pre-tax profit is expected to grow approximately 16%.

The effective tax rate for 2015 is expected to be around 22%.

Capital expenditure is expected to be around DKK 5.0 billion in 2015, primarily related to investments in an expansion of the manufacturing capacity for biopharmaceutical products, additional capacity for insulin active pharmaceutical ingredient production, construction of new research facilities and an expansion of the insulin filling capacity.
Depreciation, amortisation and impairment losses are expected to be around DKK 3.0 billion. Free cash flow is expected to be DKK 29–31 billion.

All of the above expectations are based on the assumption that the global economic environment will not significantly change business conditions for Novo Nordisk during 2015, and that currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Please refer to appendix 7 for key currency assumptions.

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Annual impact on Novo Nordisk’s operating profit of a 5% movement in currency	Hedging period (months)
USD	DKK 1,600 million	11
CNY	DKK 260 million	11*
JPY	DKK 115 million	12
GBP	DKK 80 million	11
CAD	DKK 60 million	11

* USD used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in ‘Net financials’.

Financial statement for 2014

RESEARCH & DEVELOPMENT UPDATE

DIABETES

Phase 3b trial demonstrates that people with type 2 diabetes inadequately controlled on insulin glargine benefit from shifting to Xultophy®
In December 2014, Novo Nordisk completed the phase 3b trial DUAL™ V with Xultophy®, the once-daily single-injection combination of insulin degludec (Tresiba®) and liraglutide (Victoza®). In DUAL™ V, 557 patients with type 2 diabetes, previously inadequately controlled on insulin glargine in combination with metformin, were randomised to 26 weeks of treatment with either Xultophy® or further optimisation of insulin glargine in addition to metformin therapy.

After 26 weeks, patients randomised to Xultophy® achieved a statistically significantly larger reduction in HbA1c of 1.8% compared with the 1.1% reduction achieved by the patients who intensified their treatment with insulin glargine. Furthermore, from a baseline HbA1c of 8.4%, 72% of the patients treated with Xultophy® achieved the American Diabetes Association (ADA) and the European Association for the Study of Diabetes (EASD) HbA1c treatment target of 7%. The corresponding number for patients treated with insulin glargine was 47% from a baseline HbA1c of 8.2%.

On top of the improved glycaemic control, patients randomised to Xultophy® experienced a statistically significant lower rate of confirmed and nocturnal hypoglycaemia compared to the patients randomised to insulin glargine.

Finally, patients treated with Xultophy® experienced a weight loss of 1.4 kg while patients treated with insulin glargine increased weight by 1.8 kg.

In the trial, the previously reported safety and tolerability profile of Xultophy® was confirmed, and no other apparent differences between the two treatment groups were observed with respect to overall adverse events and standard safety parameters.

In January 2015, Switzerland was the first country to launch Xultophy® following the previously announced approval as a treatment for type 2 diabetes in September 2014.

Phase 3a result with faster-acting insulin aspart (NN1218) shows effective lowering of HbA1c
In January 2015, Novo Nordisk completed the second phase 3a trial for faster-acting insulin aspart, onset® 3. In onset® 3, a total of 323 patients with type 2 diabetes inadequately controlled on basal insulin were asked to optimise their treatment with basal insulin. The 236 patients who did not reach the prespecified target after eight weeks were subsequently randomised to either addition of meal-time faster-acting insulin aspart to their treatment or further optimisation of their basal therapy for an additional 18 weeks.

Financial statement for 2014

The patients who added faster-acting insulin aspart further improved their HbA1c to 6.8% from an HbA1c of 7.9%. This improvement was superior to the reduction achieved by the patients continuing optimisation with basal insulin therapy alone, with an estimated treatment difference of 0.9 percentage point.

Consistent with the improvement in HbA1c, the addition of faster-acting insulin aspart to basal therapy was associated with an improvement in post-meal glucose control. As would be expected, addition of bolus insulin was associated with a higher rate of hypoglycaemia and more weight gain compared with continued optimisation with basal therapy.

In the trial, the previously reported safety and tolerability profile of faster-acting insulin aspart was confirmed, and no other apparent differences between the two treatment groups were observed with respect to overall adverse events and standard safety parameters.

Recruitment for DEVOTE has now been completed and the required number of MACE for the interim analysis accumulated
The cardiovascular outcomes trial for Tresiba® (insulin degludec), DEVOTE, was initiated in October 2013. Recruitment of the 7,644 trial participants with type 2 diabetes who have existing, or high risk of, cardiovascular disease has now been completed in line with expectations, and the required number of major adverse cardiovascular events (MACEs) for the prespecified interim analysis has now been accumulated.

Novo Nordisk still expects to decide during the first half of 2015 whether to submit the result of this interim analysis to the FDA or to await completion of the DEVOTE trial. As previously communicated, this decision will take into consideration specific FDA guidance to the company as well as the general guidance in the 2008 guideline ‘Guidance for industry related to the evaluation of cardiovascular risk in new antidiabetic therapies to treat type 2 diabetes’.

The result of an interim analysis carries a higher level of uncertainty than the final study results as this preliminary estimate is built on a substantially lower number of observations. Accordingly, a relative risk estimate that is derived from an interim analysis may or may not support resubmission regardless of the final trial result, and an    eventual decision not to submit the interim analysis to the FDA will not by itself indicate a cardiovascular safety issue related to the use of Tresiba®. Safety of patients in the DEVOTE trial is monitored by an independent Data Monitoring Committee, which, should a safety concern arise, will recommend to stop the trial.

At present, the DEVOTE trial remains blinded to regulatory authorities. To preserve the integrity of the ongoing DEVOTE trial, only a small team within Novo Nordisk has access to the data. This team will interact with FDA and will decide whether to resubmit the insulin degludec file based on the interim data. Novo Nordisk management will not have access to the results of the interim analysis, and these results will not be communicated when the decision whether to submit the interim analysis is taken. Only the decision on

Financial statement for 2014

whether to submit or not will be communicated. The full DEVOTE trial is now expected to be completed in the second half of 2016.

Last trial initiated in the global phase 3a programme for semaglutide (NN9535)
In December 2014, Novo Nordisk initiated SUSTAIN™ 5, the sixth and final pivotal trial in the global phase 3a programme SUSTAIN™ investigating the once-weekly GLP-1 analogue, semaglutide, as a treatment for people with type 2 diabetes. The aim of SUSTAIN™ 5 is to investigate the efficacy and safety of semaglutide compared with placebo as add-on to basal insulin in around 400 patients with type 2 diabetes.

Oral GLP-1, OG217GT (NN9928), discontinued in phase 1
In November 2014, Novo Nordisk decided to discontinue further development of the oral GLP-1 project OG217GT in phase 1 as the achieved drug exposure in the dosed healthy volunteers was considered insufficient.

OBESITY

Saxenda® approved for the treatment of obesity in the US and received a positive CHMP opinion in Europe
In December 2014, the US Food and Drug Administration (FDA) approved the New Drug Application (NDA) for Saxenda® (liraglutide 3 mg), the first once-daily glucagon-like peptide-1 (GLP-1) analogue for the treatment of obesity. Saxenda® is indicated as an adjunct to a reduced-calorie diet and increased physical activity for chronic weight management in adults with obesity (BMI ≥30 kg/m2) or who are overweight (BMI ≥27 kg/m2) with at least one weight-related comorbidity such as type 2 diabetes, hypertension or dyslipidaemia.

In January 2015, the Committee for Medicinal Products for Human Use (CHMP) under the European Medicines Agency (EMA) adopted a positive opinion for the use of Saxenda® for the treatment of obesity. The CHMP positive opinion recommends that Saxenda® will be indicated as an adjunct to a reduced-calorie diet and increased physical activity for  weight management in adults with obesity or who are overweight with at least one weight-related comorbidity. Novo Nordisk expects to receive marketing authorisation from the European Commission within two to three months.

Novo Nordisk expects to launch Saxenda® in the US during the first half of 2015. Subject to the European Commission’s approval, Saxenda® is expected to be launched in several European markets starting in 2015.

Phase 1 development initiated with NN9838 as a potential new treatment for obesity
In December 2014, Novo Nordisk initiated the first phase 1 trial with NN9838, a novel long-acting amylin analogue, which may hold potential as treatment for obesity. The trial will investigate the safety, tolerability and pharmacokinetics of single doses of NN9838 in around 60 overweight to obese but otherwise healthy men.

Financial statement for 2014

HAEMOPHILIA

Phase 3a paediatric trial with N8-GP (NN7088) in children with haemophilia A completed
In December 2014, Novo Nordisk completed Pathfinder™5, a multinational trial investigating the safety and efficacy of N8-GP when administered for prophylaxis in previously treated paediatric patients with haemophilia A between 0 and 11 years.

In the trial, 34 patients between 0 and 5 years of age and 34 patients between 6 and 11 years of age received prophylactic treatment as well as on-demand treatment of  occurring bleeding episodes. All patients were treated with a regimen of 50-75 U/kg twice weekly for 26 weeks. The median annualised bleeding rate was 1.95 episodes per year and 80% of all bleeding episodes were resolved with two or less infusions.

N8-GP appeared to have a safe and well-tolerated profile, and no participants developed inhibitors.

HUMAN GROWTH HORMONE

Phase 3 development initiated for once-weekly growth hormone (NN8640)
In October 2014, Novo Nordisk, as previously announced, initiated a multinational, randomised, double-blinded phase 3a trial with the once-weekly growth hormone NN8640 in adults with growth hormone deficiency. The trial investigates the efficacy and safety of once-weekly NN8640 compared with once-weekly placebo and daily administration of Norditropin® in 280 adults with growth hormone deficiency for 35 weeks, with a 53 weeks extension phase.

In January 2015, Novo Nordisk completed a single-dose dose-escalation phase 1 trial investigating the safety, tolerability, pharmacokinetics and pharmacodynamics of NN8640 in children with growth hormone deficiency. In the trial, NN8640 appeared to have a safe and well-tolerated profile and no safety concerns were identified. A dose-dependent IGF-I response was observed. This indicates that NN8640 is suitable for once-weekly dosing in children.

Financial statement for 2014

SUSTAINABILITY

HIGHLIGHTS FROM THE CONSOLIDATED SOCIAL AND ENVIRONMENTAL STATEMENTS FOR 2014
SOCIAL PERFORMANCE	2014	2013	2012	2011	2010	% change 2013 to 2014

Patients
Patients reached with diabetes care products (estimate in millions)	24.4	24.3	22.8	20.9	n/a	0.4%

Least developed countries where Novo Nordisk sells insulin according to the differential pricing policy1)	32	35	35	36	33	-9%

Employees
Employees (FTEs)	40,957	37,978	34,286	32,136	30,014	8%
Employee turnover	9.0%	8.1%	9.1%	9.8%	9.1%
Diverse senior management teams	76%	70%	66%	62%	54%

Assurance
Relevant employees trained in business ethics	98%	97%	99%	99%	98%
Product recalls	2	6	6	5	5	-67%
Warning Letters and re-inspections	0	1	1	0	0	N/A

ENVIRONMENTAL PERFORMANCE
Resources
Energy consumption (1,000 GJ)	2,556	2,572	2,433	2,187	2,234	-1%
Water consumption (1,000 m3)	2,959	2,685	2,475	2,136	2,047	10%

Emissions and waste
CO2 emissions from energy consumption (1,000 tons)	120	125	122	94	95	-4%

1) According to the UN there are 48 least developed countries in the world

SOCIAL PERFORMANCE

Patients
In 2014, Novo Nordisk provided medical treatments to an estimated 24.4 million people with diabetes worldwide, compared with 24.3 million in 2013. The number is calculated based on WHO’s recommended daily doses for diabetes medicines. The estimated number reflects an increase in the number of people treated with modern and new- generation insulins, countered by a decline in the number of people treated with human insulin, following the loss of a large tender contract.

Novo Nordisk sold human insulin according to the company’s differential pricing policy in 32 of the world’s 48 poorest countries, compared to 35 countries in 2013. According to this policy the price should not exceed 20% of the average insulin price in the Western world. The pricing policy is offered through government tenders or private market distributors to all of the countries listed by the UN as Least Developed Countries (LDC).

Financial statement for 2014

Novo Nordisk was in 2014 ranked second in the Access to Medicine Index, climbing four places since the 2012 Index. Novo Nordisk’s ranking is a reflection of the company’s consideration of access to medicine within its core business, including equitable pricing strategies, local capability-building and integrating donations into business activities.

Employees
At the end of 2014, the total number of employees was 41,450, corresponding to 40,957 full-time positions, which is an 8% increase compared with 2013. This growth is primarily driven by expansion within International Operations and in Denmark, primarily within research & development and production.

Employee turnover increased from 8.1% in 2013 to 9.0%. This level is in line with recent years, with turnover rates of 8–10%.

By the end of 2014, a total of 76% of the 33 senior management teams were composed of a diverse group, with members of both genders and different nationalities, compared with 70% in 2013. As a result of targeted efforts, 32 of the senior management teams now have gender diversity, while diversity of nationalities in some management teams has proven more difficult to achieve. The aspiration was to reach 100% by the end of 2014, but this has not yet been achievable. This reflects that while diversity is a priority in the selection of candidates for recruitment and promotions, it is also a principle to always choose the best person for the job. To ensure a robust pipeline of talent for management positions, a new aspiration has been set that requires all management teams, including entry-level and middle management, to enhance diversity in terms of both gender and nationality.

Assurance
In 2014, Novo Nordisk had two product recalls from the market compared with six in 2013. One recall was due to inappropriate product storage in the external distribution chain. The other concerned a packaging issue. Local health authorities were informed in both instances to ensure that distributors, pharmacies, doctors and patients received appropriate information.

ENVIRONMENTAL PERFORMANCE

Energy and water
In 2014, 2,556,000 GJ energy and 2,959,000 m3 water were consumed at production sites around the world. Energy consumption decreased by 1% despite increased production as a result of the continued focus on optimisations in the production processes.

Water consumption increased by 10% compared with 2013. This development reflects the increased production volume, as well as raised internal requirements regarding the quality of water used in production. 70% of the water is used at production sites located in water-scarce regions in Brazil, China and Denmark. These sites have particular focus on water stewardship.

Financial statement for 2014

CO2
Novo Nordisk met its long-term target of reducing CO2 emissions from energy consumption in production by 10% in absolute measures from 2004 to 2014. In 2014, these emissions amounted to 120,000 tons of CO2. This equals a 4% decrease compared with 2013 and a 45% reduction compared to 2004. The decrease in CO2 in 2014 is a result of decreasing energy consumption overall and a change at an insulin filling plant to a supplier with less CO2-intensive power production.

EQUITY

Total equity was DKK 40,294 million at the end of the fourth quarter of 2014, equivalent to 52.3% of total assets, compared to 60.5% at the end of the fourth quarter of 2013.  Please refer to appendix 5 for further elaboration of changes in equity.

2014 share repurchase programme
On 30 October 2014, Novo Nordisk announced a share repurchase programme of up to DKK 3.8 billion to be executed from 30 October to 28 January 2015, as part of an overall programme of up to DKK 15 billion to be executed during a 12-month period beginning 30 January 2014. The purpose of the programme is to reduce the company’s share capital. Under the programme, announced 30 October 2014, Novo Nordisk has repurchased B shares for an amount of DKK 3.8 billion in the period from 30 October to 28 January 2015. The programme was concluded on 28 January 2015.

As of 29 January 2015, Novo Nordisk A/S has repurchased a total of 58,981,995 B shares equal to a transaction value of DKK 15.0 billion under the up to DKK 15 billion programme beginning 30 January 2014.

Holding of treasury shares and reduction of share capital
As of 29 January 2015, Novo Nordisk A/S and its wholly-owned affiliates owned 61,442,153 of its own B shares, corresponding to 2.3% of the total share capital.

In order to maintain capital structure flexibility, the Board of Directors will, at the Annual General Meeting in 2015, propose a reduction in the B share capital from DKK 422,512,800 to DKK 412,512,800 by cancelling 50,000,000 B shares of DKK 0.20 from the company’s own holdings of B shares at a nominal value of DKK 10,000,000 equivalent to 1.89% of the total share capital. After implementation of the share capital reduction, the company’s share capital will amount to DKK 520,000,000; divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 412,512,800.

Proposed dividend
At the Annual General Meeting on 19 March 2015, the Board of Directors will propose an 11% increase in dividend to DKK 5.00 per share of DKK 0.20, corresponding to a payout ratio of 48.7%. For 2013, the Novo Nordisk payout ratio was 47.1%, whereas Novo Nordisk’s peer group of comparable pharmaceutical companies operated with a payout ratio around 48%. No dividend will be paid on the company’s holding of treasury shares.

Financial statement for 2014

2015 share repurchase programme
The Board of Directors has approved a new share repurchase programme of up to DKK 15 billion to be executed during the coming 12 months. As part of the up to DKK 15 billion share repurchase programme, a new share repurchase programme has now been  initiated in accordance with the provisions of the European Commission's Regulation No 2273/2003 of 22 December 2003 (The Safe Harbour Regulation). For that purpose, Novo Nordisk has appointed Nordea Bank Danmark A/S as lead manager to execute the programme independently and without influence from Novo Nordisk. The purpose of the programme is to reduce the company's share capital. Under the agreement, Nordea Bank Danmark A/S will repurchase shares on behalf of Novo Nordisk for an amount of up to DKK 3.7 billion during the trading period starting today, 30 January and ending on 28 April 2015. A maximum of 526,170 shares can be bought during one single trading day, equal to 20% of the average daily trading volume of Novo Nordisk B shares on Nasdaq Copenhagen during the month of December 2014, and a maximum of 31,570,200 shares in total can be bought during the trading period. At least once every seven trading days, Novo Nordisk will issue an announcement in respect of the transactions made under the repurchase programme.

Update on potential listing of NNIT
NNIT A/S is a wholly-owned subsidiary of Novo Nordisk A/S, which provides IT services and solutions to large customers in the private and public sectors in Denmark as well as the life science industry internationally. In January 2014, NNIT announced that the company on the request of Novo Nordisk had initiated a process to investigate the potential for a separate listing on Nasdaq Copenhagen. The assessment is still ongoing and a decision on whether to seek a separate listing of NNIT is now expected to be made during the first half of 2015.

CORPORATE GOVERNANCE

Remuneration principles for executives
Novo Nordisk’s remuneration principles aim to attract, retain and motivate members of Executive Management. Remuneration levels are designed to be competitive and to align the interest of the executives with shareholder interests.

Long-term, share-based incentive programme for senior management
As of 2004, members of Novo Nordisk's Executive Management (seven in 2014) and other members of the Senior Management Board (30 in 2014) participated in a performance-based incentive programme. In the programme, a proportion of the calculated economic value creation for the calendar year has been allocated to a joint pool for the participants. For 2014, the joint pool operates with a yearly maximum allocation equal to 12 months’ fixed base salary plus pension contribution for the CEO, nine months’ fixed base salary plus pension contribution for the other members of Executive Management and a yearly maximum allocation per participant equal to eight months’ fixed base salary plus pension contribution for other members of the Senior Management Board. Once the joint pool has been approved by the Board of Directors, the total cash amount is converted into Novo Nordisk B shares at market price. The

Financial statement for 2014

market price is calculated as the average trading price for Novo Nordisk B shares on Nasdaq Copenhagen in the open trading window following the release of the full-year financial results for the year preceding the performance-based incentive programme. The shares in the joint pool are locked up for a three-year period before they are transferred to the participants. In the lock-up period, the Board of Directors may remove shares from the joint pool in the event of lower than planned value creation in subsequent years.

For 2011, 448,560 shares were allocated to the joint pool and the value at launch of the programme (DKK 57 million) was expensed in 2011. The number of shares in the 2011 joint pool has not subsequently been reduced by the Board of Directors as the financial performance in the following years (2012–2014) reached specified threshold levels. Hence, the original number of shares allocated to the joint pool will, according to the principles of the scheme, be transferred to 31 current and former members of senior management immediately after the announcement of the 2014 full-year financial results on 30 January 2015.

For 2014, based on an assessment of the economic value creation, the sales growth obtained, the performance of the R&D portfolio and key sustainability projects, the Board of Directors on 29 January 2015 approved the establishment of a joint pool for the financial year of 2014 by allocating a total of 293,044 Novo Nordisk B shares. This allocation amounts to 7.4 months of fixed base salary plus pension contribution for the CEO and 5.6 months of fixed base salary plus pension contribution for the other members of Executive Management and 5.0 months of fixed base salary plus pension contribution for senior vice presidents, corresponding to a value at launch of the programme of DKK 66 million, which has been expensed in the 2014 accounts. According to the principles of the programme, the share price used for the conversion of the performance programme to the share pool was the average share price (DKK 226 per share of DKK 0.20) for Novo Nordisk B shares on Nasdaq Copenhagen in the 15 days trading window (30 January–13 February 2014) following the release of the Annual Report for 2013 when the programme was approved by the Board of Directors. The allocation under the programme reflects that, while Novo Nordisk exceeded the planned target for economic value creation in 2014, the company did not meet its sales growth objective. The sales growth in local currencies was realised at 8.3% versus an incentive target of 10%. As a consequence, the allocation under the long-term incentive programme has been reduced to reflect the lower sales performance.

Long-term, share-based incentive programme for corporate vice presidents and vice presidents
As of 2007, a number of key employees below senior management also participate in a share-based programme with similar performance criteria as the programme for senior management. The share-based incentive programme for key employees will, as is the case for the programme for senior management, be based on an annual calculation of economic value creation compared to the planned performance for the year. At the beginning of each year, the Board of Directors defines a maximum number of shares per participant targeting around three to four months of fixed base salary. The shares in the

Financial statement for 2014

pool are also locked up for a three-year period before they may be transferred to the participants.

For 2011, 1,485,665 shares were allocated to a share pool for key employees, and the value at launch of the programme (DKK 188 million) has been amortised over the period 2011-2014. The number of shares in the 2011 share pool has not subsequently been reduced by the Board of Directors as the financial performance in the following years (2012–2014) reached specified threshold levels. 1,343,235 shares will be transferred to 651 employees after the announcement of the 2014 full-year financial results on 30 January 2015. The number of shares to be transferred is lower than the original number of shares allocated to the share pool as some participants have left the company before the release conditions of the programme have been met.

For 2014, based on an assessment similar to the senior management programme, the Board of Directors on 29 January 2015 approved the establishment of a share pool for 2014 for key employees by allocating a total of 683,728 Novo Nordisk B shares. This allocation – which is 62.5% of the maximum according to the terms of the programme – corresponds to a value at launch of the programme of DKK 155 million using the same share price mechanism as described for the senior management programme. The value of the programme will be amortised over four years. The number of participants for 2014 is approximately 880.

As the long-term share-based incentive programmes for both senior management and other key employees are evaluated by the Board of Directors to have worked successfully in 2014, it is planned to continue in 2015 with a similar structure.

LEGAL UPDATE

Product liability lawsuits related to Victoza®
As of 26 January 2015, Novo Nordisk, along with the majority of incretin-based product manufacturers in the US, is a defendant in product liability lawsuits related to use of incretin-based medications. To date, 121 plaintiffs have named Novo Nordisk in product liability lawsuits, predominantly claiming damages for pancreatic cancer that allegedly developed as a result of using Victoza® and other GLP-1/DPP-IV products. Eighty-seven of the Novo Nordisk plaintiffs have also named other defendants in their lawsuits. Most Novo Nordisk plaintiffs have filed suit in California federal court. Currently, Novo Nordisk does not have any trials scheduled in 2015. Novo Nordisk does not expect the pending claims to have a material impact on its financial position, operating profit and cash flow.

Financial statement for 2014

FORWARD-LOOKING STATEMENTS
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2014 and Form 20-F, both expected to be filed with the SEC in February 2015, and        written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:
●
statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk's products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto

●
statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures

●	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings
●	statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’, Equity’ and ‘Legal update’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange  rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies,  unexpected growth in costs and expenses, failure to recruit and retain the right employees, and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in ‘Be aware of the risk’ on pp 42-43 of the Annual Report 2014 available on novonordisk.com on 3 February 2015.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Financial statement for 2014

MANAGEMENT STATEMENT

The Board of Directors and Executive Management have approved the Annual Report 2014 of Novo Nordisk A/S – including the audited consolidated financial statements. The Board of Directors and Executive Management also approved this financial statement containing condensed financial information for 2014.

The consolidated financial statements in the Annual Report 2014 are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with the IFRS as endorsed by the EU. Furthermore, the Annual Report 2014, including the consolidated financial statements and management review, is prepared in accordance with additional Danish disclosure requirements for listed companies.

This financial statement has been prepared in accordance with the recognition and measurement requirements in the IFRS, the accounting policies as applied in the audited consolidated financial statements of 2014 and additional Danish disclosure requirements for listed companies.

In our opinion, the accounting policies used are appropriate, and the overall presentation of this financial statement is adequate. Furthermore, in our opinion, this company announcement of the financial statement for 2014 includes a true and fair account of the development in the operations and financial circumstances of the results for the year and of the financial position of the Group as well as a reference to the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Bagsværd, 30 January 2015

Executive Management:

Lars Rebien Sørensen CEO	Kåre Schultz President and COO	Jesper Brandgaard CFO

Lars Fruergaard Jørgensen	Jakob Riis	Mads Krogsgaard Thomsen

Board of Directors:

Göran Ando Chairman	Jeppe Christiansen Vice chairman	Bruno Angelici

Liz Hewitt	Liselotte Hyveled	Thomas Paul Koestler

Anne Marie Kverneland	Helge Lund	Søren Thuesen Pedersen

Hannu Ryöppönen	Stig Strøbæk

Financial statement for 2014

FINANCIAL INFORMATION

APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
	2014				2013				% change Q4 2014 vs
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2013
Net sales	24,585	22,249	21,629	20,343	21,698	20,511	21,380	19,983	13%
Gross profit	20,586	18,823	17,958	16,877	18,298	16,986	17,774	16,374	13%
Gross margin	83.7%	84.6%	83.0%	83.0%	84.3%	82.8%	83.1%	81.9%
Sales and distribution costs	6,679	5,899	5,559	5,086	6,487	5,529	5,834	5,530	3%
Percentage of sales	27.2%	26.5%	25.7%	25.0%	29.9%	27.0%	27.3%	27.7%
Research and development costs	3,865	3,654	3,075	3,168	3,566	2,795	2,715	2,657	8%
Hereof costs related to discontinuation of activities within inflammatory disorders	-	600	-	-	-	-	-	-	N/A
Percentage of sales	15.7%	16.4%	14.2%	15.6%	16.4%	13.6%	12.7%	13.3%
Administrative costs	1,067	870	795	805	1,070	822	815	801	0%
Percentage of sales	4.3%	3.9%	3.7%	4.0%	4.9%	4.0%	3.8%	4.0%
Other operating income, net	182	169	204	215	179	152	175	176	2%
Operating profit	9,157	8,569	8,733	8,033	7,354	7,992	8,585	7,562	25%
Operating margin	37.2%	38.5%	40.4%	39.5%	33.9%	39.0%	40.2%	37.8%
Financial income	(1,141)	326	396	586	606	418	363	315	N/A
Financial expenses	(336)	441	140	318	170	111	267	108	N/A
Net financials	(805)	(115)	256	268	436	307	96	207	N/A
Profit before income taxes	8,352	8,454	8,989	8,301	7,790	8,299	8,681	7,769	7%
Net profit	6,529	6,500	6,994	6,458	6,053	6,415	6,734	5,982	8%
Depreciation, amortisation and impairment losses 1)	928	1,183	667	657	789	643	676	691	18%
Capital expenditure	1,505	986	802	693	739	908	778	782	104%
Net cash generated from operating activities	7,301	12,197	8,125	4,069	5,372	6,217	7,283	7,070	36%
Free cash flow	5,717	11,157	7,250	3,272	4,538	5,219	6,423	6,178	26%
Total assets	77,062	71,283	63,681	63,241	70,337	68,134	64,289	62,447	10%
Total equity	40,294	37,967	36,661	33,583	42,569	39,125	35,357	33,801	(5%)
Equity ratio	52.3%	53.3%	57.6%	53.1%	60.5%	57.4%	55.0%	54.1%
Full-time equivalent employees end of period	40,957	40,700	40,226	39,579	37,978	36,851	35,869	35,154	8%
Basic earnings per share/ADR (in DKK)	2.51	2.49	2.66	2.44	2.28	2.41	2.50	2.21	10%
Diluted earnings per share/ADR (in DKK)	2.51	2.47	2.66	2.43	2.27	2.39	2.49	2.20	11%
Average number of shares outstanding (million)	2,599.7	2,613.9	2,628.9	2,642.4	2,653.4	2,667.5	2,688.5	2,708.0	(2%)
Average number of diluted shares
outstanding (million)	2,608.2	2,622.2	2,637.3	2,653.1	2,666.8	2,681.5	2,702.5	2,723.5	(2%)
Sales by business segment:
New-generation insulin 2)	262	175	141	80	68	42	24	9	N/A
Modern insulin (insulin analogues)	11,168	10,641	10,351	9,377	10,143	9,393	9,626	8,991	10%
Human insulin	2,772	2,478	2,475	2,573	2,694	2,572	2,779	2,824	3%
Protein-related products 2)	596	571	579	587	572	624	619	597	4%
Victoza®	4,010	3,441	3,059	2,916	3,231	2,847	2,877	2,678	24%
Oral antidiabetic products (OAD)	468	382	452	426	367	504	681	694	28%
Diabetes care total	19,276	17,688	17,057	15,959	17,075	15,982	16,606	15,793	13%
NovoSeven®	2,546	2,057	2,292	2,247	2,259	2,428	2,542	2,027	13%
Norditropin®	1,811	1,686	1,509	1,500	1,662	1,436	1,479	1,537	9%
Other biopharmaceuticals	952	818	771	637	702	665	753	626	36%
Biopharmaceuticals total	5,309	4,561	4,572	4,384	4,623	4,529	4,774	4,190	15%
Sales by geographic segment:
North America	12,164	11,133	10,561	9,265	10,214	9,763	10,038	9,009	19%
Europe	5,413	5,045	4,989	4,703	5,185	4,994	5,123	4,761	4%
International Operations	3,602	2,938	2,968	3,032	3,139	2,697	3,077	3,094	15%
Region China	2,089	1,881	1,947	2,171	1,762	1,745	1,774	1,880	19%
Japan & Korea	1,317	1,252	1,164	1,172	1,398	1,312	1,368	1,239	(6%)
Segment operating profit:
Diabetes care	6,383	6,989	6,376	5,785	5,567	5,886	5,965	5,502	15%
Biopharmaceuticals	2,774	1,580	2,357	2,248	1,787	2,106	2,620	2,060	55%

1) Hereof impairments of around DKK 480 million in 2014 related to discontinuation of activities within inflammatory disorders.

2) Comparative figures have been restated as new-generation insulin is separately disclosed.

Financial statement for 2014

APPENDIX 2:  INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	12M 2014	12M 2013
Income statement Net sales Cost of goods sold	88,806 14,562	83,572 14,140
Gross profit	74,244	69,432

Sales and distribution costs	23,223	23,380
Research and development costs	13,762	11,733
Administrative costs	3,537	3,508
Other operating income, net	770	682
Operating profit	34,492	31,493

Financial income	167	1,702
Financial expenses	563	656
Profit before income taxes	34,096	32,539

Income taxes	7,615	7,355
NET PROFIT FOR THE YEAR	26,481	25,184

Basic earnings per share (DKK)	10.10	9.40
Diluted earnings per share (DKK)	10.07	9.35

Segment information
Segment sales:	69,980	65,456
Diabetes care
Biopharmaceuticals	18,826	18,116

Segment operating profit:
Diabetes care	25,533	22,920
Operating margin	36.5%	35.0%

Biopharmaceuticals	8,959	8,573
Operating margin	47.6%	47.3%

Total segment operating profit	34,492	31,493

Statement of comprehensive income

Net profit for the year	26,481	25,184

Other comprehensive income
Remeasurements on defined benefit plans	(247)	54
Items that will not subsequently be reclassified to the Income statement	(247)	54

Exchange rate adjustments of investments in subsidiaries	(39)	(435)
Cash flow hedges, realisation of previously deferred (gains)/losses	(1,229)	(809)
Cash flow hedges, deferred gains/(losses) incurred during the period	(2,225)	1,195
Other items	111	75
Items that will be reclassified subsequently to the Income statement, when specific conditions are met	(3,382)	26

Other comprehensive income before tax	(3,629)	80

Tax on other comprehensive income, income/(expense)	977	(211)
Other comprehensive income for the year, net of tax	(2,652)	(131)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	23,829	25,053

Financial statement for 2014

APPENDIX 3:  BALANCE SHEET

DKK million	31 Dec 2014	31 Dec 2013

ASSETS

Intangible assets	1,378	1,615
Property, plant and equipment	23,136	21,882
Deferred income tax assets	5,399	4,231
Other financial assets	856	551
TOTAL NON-CURRENT ASSETS	30,769	28,279

Inventories	11,357	9,552
Trade receivables	13,041	10,907
Tax receivables	3,210	3,155
Other receivables and prepayments	2,750	2,454
Marketable securities	1,509	3,741
Derivative financial instruments	30	1,521
Cash at bank and on hand	14,396	10,728
TOTAL CURRENT ASSETS	46,293	42,058

TOTAL ASSETS	77,062	70,337

EQUITY AND LIABILITIES

Share capital	530	550
Treasury shares	(11)	(21)
Retained earnings	41,277	41,137
Other reserves	(1,502)	903
TOTAL EQUITY	40,294	42,569

Deferred income tax liabilities	7	672
Retirement benefit obligations	1,031	688
Provisions	2,041	2,183
Total non-current liabilities	3,079	3,543

Current debt	720	215
Trade payables	4,950	4,092
Tax payables	2,771	2,222
Other liabilities	11,051	9,386
Derivative financial instruments	2,607	-
Provisions	11,590	8,310
Total current liabilities	33,689	24,225

TOTAL LIABILITIES	36,768	27,768

TOTAL EQUITY AND LIABILITIES	77,062	70,337

Financial statement for 2014

APPENDIX 4: STATEMENT OF CASH FLOWS

DKK million	2014	2013
Net profit for the year	26,481	25,184
Adjustment for non-cash items:
Income taxes	7,615	7,355
Depreciation, amortisation and impairment losses	3,435	2,799
Other non-cash items	4,163	584
Change in working capital	(2,148)	(265)
Interest received	131	131
Interest paid	(78)	(39)
Income taxes paid	(7,907)	(9,807)
Net cash generated from operating activities	31,692	25,942
Proceeds from intangible assets and other financial assets	35	29
Purchase of intangible assets and other financial assets	(345)	(406)
Proceeds from sale of property, plant and equipment	4	31
Purchase of property, plant and equipment	(3,990)	(3,238)
Sale/(purchase) of marketable securities	2,232	811
Net cash used in investing activities	(2,064)	(2,773)
Purchase of treasury shares, net	(14,667)	(13,924)
Dividends paid	(11,866)	(9,715)
Net cash used in financing activities	(26,533)	(23,639)
NET CASH GENERATED FROM ACTIVITIES	3,095	(470)

Cash and cash equivalents at the beginning of the year	10,513	11,053
Exchange gains/(losses) on cash and cash equivalents	68	(70)
Cash and cash equivalents at the end of the year	13,676	10,513

Financial statement for 2014

APPENDIX 5: STATEMENT OF CHANGES IN EQUITY

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjustment	Cash flow hedges	Tax and other items	Total other reserves	Total
2014								42,569
Balance at the beginning of the year	550	(21)	41,137	(209)	1,233	(121)	903
Net profit for the year			26,481					26,481
Other comprehensive income for the year			(247)	(39)	(3,454)	1,088	(2,405)	(2,652)
Total comprehensive income for the year			26,234	(39)	(3,454)	1,088	(2,405)	23,829

Transactions with owners:
Dividends			(11,866)					(11,866)
Share-based payments			371					371
Tax credit related to share option scheme			58					58
Purchase of treasury shares		(11)	(14,717)					(14,728)
Sale of treasury shares		1	60					61
Reduction of the B share capital	(20)	20						-
Balance at the end of the year	530	(11)	41,277	(248)	(2,221)	967	(1,502)	40,294

At the end of the year proposed dividends (not yet declared) of DKK 12,905 million (5.00 DKK per share of DKK 0.20) are included in Retained earnings. No dividend is declared on treasury shares.

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjustment	Cash flow hedges	Tax and other items	Total other reserves	Total
2013								40,632
Balance at the beginning of the year	560	(17)	39,001	226	847	15	1,088
Net profit for the year			25,184					25,184
Other comprehensive income for the year			54	(435)	386	(136)	(185)	(131)
Total comprehensive income for the year			25,238	(435)	386	(136)	(185)	25,053

Transactions with owners:
Dividends			(9,715)					(9,715)
Share-based payments			409					409
Tax credit related to share option scheme			114					114
Purchase of treasury shares		(15)	(13,974)					(13,989)
Sale of treasury shares		1	64					65
Reduction of the B share capital	(10)	10						-
Balance at the end of the year	550	(21)	41,137	(209)	1,233	(121)	903	42,569

At the end of the year dividends of DKK 11,866 million (4.50 DKK per share of DKK 0.20) are included in Retained earnings. No dividend is declared on treasury shares.

Financial statement for 2014

APPENDIX 6: REGIONAL SALES SPLIT

Q4 2014 sales split per region

DKK million	Total	North America	Europe	Inter- national Operations	Region China	Japan & Korea
The diabetes care segment
NovoRapid ®	4,826	2,844	1,070	521	169	222
% change in local currencies	4%	1%	5%	19%	27%	(8%)
NovoMix ®	2,589	636	603	579	604	167
% change in local currencies	0%	(13%)	(5%)	14%	12%	(13%)
Levemir ®	3,753	2,472	781	363	87	50
% change in local currencies	13%	18%	2%	15%	44%	(21%)
Modern insulin	11,168	5,952	2,454	1,463	860	439
% change in local currencies	6%	6%	1%	16%	17%	(12%)
Human insulin	2,772	619	573	677	811	92
% change in local currencies	0%	4%	(6%)	3%	1%	(19%)
Victoza®	4,010	2,779	855	242	42	92
% change in local currencies	19%	21%	11%	32%	30%	13%
Other diabetes care 1)	1,326	248	292	248	331	207
% change in local currencies	30%	13%	27%	62%	11%	60%
Diabetes care total	19,276	9,598	4,174	2,630	2,044	830
% change in local currencies	9%	10%	4%	17%	10%	1%

The biopharmaceuticals segment
NovoSeven®	2,546	1,152	602	632	39	121
% change in local currencies	9%	8%	8%	21%	52%	(31%)
Norditropin®	1,811	788	415	280	4	324
% change in local currencies	10%	12%	(7%)	44%	0%	3%
Other biopharmaceuticals	952	626	222	60	2	42
% change in local currencies	31%	32%	31%	9%	0%	41%
Biopharmaceuticals total	5,309	2,566	1,239	972	45	487
% change in local currencies	12%	14%	6%	27%	54%	(6%)
Total sales	24,585	12,164	5,413	3,602	2,089	1,317
% change in local currencies	10%	11%	4%	20%	10%	(2%)

2014 sales split per region

DKK million	Total	North America	Europe	Inter- national Operations	Region China	Japan & Korea
The diabetes care segment
NovoRapid ®	17,449	10,191	3,999	1,802	618	839
% change in local currencies	5%	3%	4%	24%	27%	(5%)
NovoMix ®	9,871	2,483	2,317	2,077	2,338	656
% change in local currencies	4%	(8%)	(6%)	24%	20%	(11%)
Levemir ®	14,217	9,386	2,939	1,344	334	214
% change in local currencies	25%	38%	1%	19%	42%	(21%)
Modern insulin	41,537	22,060	9,255	5,223	3,290	1,709
% change in local currencies	11%	14%	0%	22%	23%	(10%)
Human insulin	10,298	1,997	2,222	2,660	3,051	368
% change in local currencies	(3%)	2%	(8%)	(5%)	1%	(19%)
Victoza®	13,426	9,046	3,130	799	171	280
% change in local currencies	16%	20%	7%	16%	34%	(8%)
Other diabetes care 1)	4,719	846	1,009	820	1,388	656
% change in local currencies	1%	(46%)	14%	28%	20%	51%
Diabetes care total	69,980	33,949	15,616	9,502	7,900	3,013
% change in local currencies	9%	11%	1%	14%	13%	(2%)

The biopharmaceuticals segment
NovoSeven®	9,142	4,415	2,111	1,891	171	554
% change in local currencies	0%	(1%)	(8%)	17%	9%	(7%)
Norditropin®	6,506	2,750	1,654	900	13	1,189
% change in local currencies	10%	21%	(4%)	20%	0%	3%
Other biopharmaceuticals	3,178	2,009	769	247	4	149
% change in local currencies	17%	18%	18%	8%	0%	32%
Biopharmaceuticals total	18,826	9,174	4,534	3,038	188	1,892
% change in local currencies	6%	9%	(3%)	17%	9%	2%
Total sales	88,806	43,123	20,150	12,540	8,088	4,905
% change in local currencies	8%	11%	0%	14%	13%	(1%)

1) Other diabetes care includes new-generation insulin, protein-related products and oral antidiabetic products (OAD).

Financial statement for 2014

APPENDIX 7:  KEY CURRENCY ASSUMPTIONS

DKK per 100	2013 average exchange rates	2014 average exchange rates	YTD 2015 average exchange rates as of 27 January 2015	Current exchange rates as of 27 January 2015
USD	562	562	638	659
CNY	91.3	91.2	103	106
JPY	5.77	5.32	5.39	5.60
GBP	878	925	967	997
CAD	545	509	531	529

Financial statement for 2014

APPENDIX 8:  QUARTERLY NUMBERS IN USD (ADDITIONAL INFORMATION)

Key figures are translated into USD as additional information - the translation is based on the average exchange rate for income statement and the exchange rate at the balance sheet date for balance sheet items. The specified percent changes are based on the changes in the 'Quarterly numbers in DKK', see appendix 1.

(Amounts in USD million, except full-time equivalent employees, earnings per share and number of shares outstanding).
	2014				2013				% change Q4 2014 vs
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2013
Net sales	4,143	3,957	3,975	3,734	3,950	3,643	3,749	3,537	13%
Gross profit	3,469	3,349	3,301	3,097	3,330	3,017	3,117	2,898	13%
Gross margin	83.7%	84.6%	83.0%	83.0%	84.3%	82.8%	83.1%	81.9%
Sales and distribution costs	1,128	1,051	1,021	933	1,178	982	1,024	978	3%
Percentage of sales	27.2%	26.5%	25.7%	25.0%	29.9%	27.0%	27.3%	27.7%
Research and development costs	652	651	566	581	646	497	476	470	8%
Hereof costs related to discontinuation of activities within inflammatory disorders	-	109	-	-	-	-	-	-	N/A
Percentage of sales	15.7%	16.4%	14.2%	15.6%	16.4%	13.6%	12.7%	13.3%
Administrative costs	181	155	146	148	195	145	143	142	0%
Percentage of sales	4.3%	3.9%	3.7%	4.0%	4.9%	4.0%	3.8%	4.0%
Other operating income, net	30	30	38	39	32	27	31	31	2%
Operating profit	1,538	1,522	1,606	1,474	1,343	1,420	1,505	1,339	25%
Operating margin	37.2%	38.5%	40.4%	39.5%	33.9%	39.0%	40.2%	37.8%
Financial income	(208)	58	72	108	110	73	65	55	N/A
Financial expenses	(63)	79	26	58	31	20	47	19	N/A
Net financials	(145)	(21)	46	50	79	53	18	36	N/A
Profit before income taxes	1,393	1,501	1,652	1,524	1,422	1,473	1,523	1,375	7%
Net profit	1,090	1,153	1,286	1,185	1,105	1,139	1,181	1,059	8%
Depreciation, amortisation and impairment losses 1)	156	212	122	121	143	114	119	122	18%
Capital expenditure	259	176	148	127	135	161	137	138	104%
Net cash generated from operating activities	1,211	2,191	1,493	747	986	1,105	1,277	1,251	36%
Free cash flow	939	2,005	1,332	601	834	927	1,126	1,094	26%
Total assets	12,589	12,051	11,666	11,679	12,995	12,338	11,274	10,698	10%
Total equity	6,582	6,419	6,716	6,202	7,865	7,085	6,200	5,791	(5%)
Equity ratio	52.3%	53.3%	57.6%	53.1%	60.5%	57.4%	55.0%	54.1%
Full-time equivalent employees end of period	40,957	40,700	40,226	39,579	37,978	36,851	35,869	35,154	8%
Basic earnings per share/ADR (in USD)	0.42	0.44	0.49	0.45	0.41	0.43	0.44	0.39	10%
Diluted earnings per share/ADR (in USD)	0.42	0.44	0.48	0.45	0.41	0.42	0.44	0.39	11%
Average number of shares outstanding (million)	2,599.7	2,613.9	2,628.9	2,642.4	2,653.4	2,667.5	2,688.5	2,708.0	(2%)
Average number of diluted shares
outstanding (million)	2,608.2	2,622.2	2,637.3	2,653.1	2,666.8	2,681.5	2,702.5	2,723.5	(2%)
Sales by business segment:
New-generation insulin 2)	45	31	26	15	12	7	4	2	N/A
Modern insulin (insulin analogues)	1,879	1,893	1,902	1,721	1,844	1,669	1,688	1,591	10%
Human insulin	466	440	455	472	491	457	487	500	3%
Protein-related products 2)	99	102	106	108	105	111	109	105	4%
Victoza®	679	614	562	535	587	505	505	474	24%
Oral antidiabetic products (OAD)	79	68	83	78	68	90	119	123	28%
Diabetes care total	3,247	3,148	3,134	2,929	3,107	2,839	2,912	2,795	13%
NovoSeven®	429	364	421	413	412	431	446	359	13%
Norditropin®	305	300	278	275	303	255	259	272	9%
Other biopharmaceuticals	162	145	142	117	128	118	132	111	36%
Biopharmaceuticals total	896	809	841	805	843	804	837	742	15%
Sales by geographic segment:
North America	2,054	1,981	1,940	1,702	1,858	1,734	1,761	1,594	19%
Europe	910	897	917	863	944	887	898	843	4%
International Operations	608	522	546	556	572	479	539	548	15%
Region China	350	334	358	398	321	310	311	333	19%
Japan & Korea	221	223	214	215	255	233	240	219	(6%)
Segment operating profit:
Diabetes care	1,067	1,244	1,173	1,061	1,016	1,045	1,046	974	15%
Biopharmaceuticals	471	278	433	413	327	375	459	365	55%

1) Hereof impairments of around USD 85 million in 2014 related to discontinuation of activities within inflammatory disorders.

2) Comparative figures have been restated as new-generation insulin is separately disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: January 30, 2015	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer